# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Advanced Flower Capital Inc., CIK 0001822523
CUSIP: 00109K105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 477 S. Rosemary Ave., Suite 301, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 08/27/2025
Amends the filing with accession number 0001829126-24-004541
Filed by CIK 0001200461
Persons authorized to receive notices and communications: Leonard M. Tannenbaum, 477 S. Rosemary Ave, Suite 301, West Palm Beach, Florida (FL), 33401, (561) 510-2390

## Reporting persons
- Leonard M. Tannenbaum (CIK 0001200461): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 4,809,549; shared voting power 180,400; sole dispositive power 4,809,549; shared dispositive power 180,400; aggregate amount beneficially owned 4,989,949 (22.1% of the class)
  Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Leonard M. Tannenbaum (the "Reporting Person") with respect to Advanced Flower Capital Inc. (the "Issuer") on April 2, 2021 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on July 2, 2024 and Amendment No. 2 to Schedule 13D filed on August 26, 2025. This Amendment No. 3 is being filed to report changes in the Reporting Person's beneficial ownership of the Issuer's common stock, par value $0.01 per share (the "Common Stock").
  
  Since the filing of the Reporting Person's most recent Schedule 13D/A, the Reporting Person has acquired additional shares of the Issuer's Common Stock that resulted in an increase in the Reporting Person's beneficial ownership by more than one percent (1%) of the outstanding shares of the Issuer's Common Stock.
  
  In addition, the Reporting Person has determined to include in this Amendment No. 3, shares of the Issuer's Common Stock held by the Tannenbaum Family Foundation (formerly known as the Leonard M. Tannenbaum Foundation), for which the Reporting Person serves as the President. These shares had not been previously included in the Reporting Person's reported beneficial ownership on Schedule 13D and the Reporting Person disclaims beneficial ownership of these shares.
  
  Further, since the filing of the Reporting Person's most recent Schedule 13D/A, the Reporting Person has for no value forfeited certain stock options he held directly that were exercisable for 1,906,958 shares of the Issuer's Common Stock in the aggregate within 60 days. These options, which were previously reported as beneficially owned by the Reporting Person, have been voluntarily forfeited for no value and are no longer outstanding or exercisable. As the aggregate result of the transactions described herein, including (i) the acquisition of additional shares, (ii) the inclusion of the shares held by the Tannenbaum Family Foundation, and (iii) the forfeiture of options previously reported as beneficially owned, the Reporting Person's aggregate beneficial ownership of the Issuer' Commons Stock has decreased by approximately 5.5 percentage points since the filing of the most recent Schedule 13D/A.
  
  The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. Lines 7 and 9 consist of 4,622,769 shares of the Issuer's Common Stock held directly by the Reporting Person and 186,780 shares of restricted stock held by the Reporting Person. Lines 8 and 10 consist of 180,400 shares of Common Stock held by the Tannenbaum Family Foundation (formerly known as the Leonard M. Tannenbaum Foundation), for which the Reporting Person serves as the President, over which the Reporting Person disclaims beneficial ownership, except to the extent of his pecuniary interest. The Schedule 13D excludes 211,827 shares of Common Stock (including restricted stock and shares underlying stock options exercisable within 60 days) held by Ms. Robyn Tannenbaum, the Reporting Person's spouse, over which the Reporting Person disclaims beneficial ownership. Line 13 is based on the 22,594,541 shares of Common Stock outstanding as of August 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Advanced Flower Capital Inc.
Address of issuer's principal executive offices: 477 S. Rosemary Ave., Suite 301, West Palm Beach, Florida (FL), 33401

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Since August 26, 2025, the Reporting Person purchased shares of Common Stock in multiple open market transactions using personal funds, as listed on Schedule A, attached hereto, and incorporated herein.

In addition, this Amendment No. 3 reflects the inclusion of shares of Common Stock held by the Tannenbaum Family Foundation, which were previously acquired by the foundation with its own funds prior to the Reporting Person's last Schedule 13D/A filing.

Lastly, options to acquire an aggregate of 1,906,958 shares of Common Stock that were previously reported as beneficially owned by the Reporting Person have been forfeited for no value or other consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover page above and Item 3.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover page above and Item 3.
Transactions in the class effected during the past sixty days: Transactions in (i) the Common Stock since the last Schedule 13D/A filing are set forth in Schedule A and are incorporated herein, and (ii) the forfeiture of options to acquire shares of Common Stock previously reported as beneficially owned is set forth in Schedule B hereto and incorporated herein. Other than those transactions listed on Schedule A and Schedule B, no transactions in the shares of Common Stock have been effected by the Reporting Person since the filing of Amendment No. 2 to Schedule 13D on August 26, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Ex 99.1 - Schedule A - Attached here.
Ex 99.2 - Schedule B - Attached here.

## Signatures
- Leonard M. Tannenbaum: /s/ Leonard M. Tannenbaum, Leonard M. Tannenbaum (08/29/2025)